Contact

www.linkedin.com/in/beckerfinn
(LinkedIn)

Top Skills

Family Law
Legal Writing
Legal Research

Jamie Becker-Finn

Attorney, Small Business Owner, Change Maker
Greater Minneapolis-St. Paul Area

Experience

Minnesota House of Representatives
State Representative
January 2017 - Present (7 years 10 months)

Mitchell Hamline School of Law
Adjunct Professor
August 2021 - Present (3 years 3 months)

Makwa Coffee
Small Business Owner & General Counsel
January 2022 - Present (2 years 10 months)
Roseville, Minnesota, United States

Hennepin County
Assistant County Attorney
October 2013 - Present (11 years 1 month)

City of Roseville, MN
Parks & Recreation Commissioner
April 2015 - December 2016 (1 year 9 months)

Education

William Mitchell College of Law
J.D. · (2007 - 2011)